EXHIBIT (a)(9)
                                                                  --------------



                                Letter to Brokers


                          BERKSHIRE INCOME REALTY, INC.
                          One Beacon Street, Suite 1500
                           Boston, Massachusetts 02108



                                                January 24, 2003



Dear Registered Representative:

We are writing to tell you about an investment opportunity that is being offered to your clients that are Krupp mortgage fund investors. It is an opportunity for them to exchange their mortgage fund interests for preferred stock of Berkshire Income Realty, Inc. (BIR), a newly formed REIT that is controlled by Douglas Krupp, Chairman and Chief Executive Officer of The Berkshire Group, and George Krupp, Vice Chairman of The Berkshire Group.

The exchange offer is being made only to Krupp mortgage fund investors, and provides them with an opportunity to exchange their interests in their Krupp mortgage fund for Berkshire Income Realty's shares of 9% Series A Cumulative Redeemable Preferred Stock, which will be listed on the American Stock Exchange under the symbol "BIR."

As anticipated, the Krupp mortgage funds have experienced significant payoffs of their mortgage loan investments. Since the mortgage funds are not permitted to reinvest the funds they receive from repayments of the mortgage loan assets, but instead must distribute the net cash proceeds attributable to these repayments to the fund investors, this results in ever-decreasing levels of regular distributions to the fund investors. In order to provide an alternative ongoing investment vehicle, we have developed a new investment program in Berkshire Realty Income that offers the following advantages:

         o Issuance of 9% Series A Cumulative Redeemable Preferred Stock, with dividends paid quarterly.

         o Listing of the Preferred Stock on the American Stock Exchange to provide investors with liquidity.

         o No cost to the investors to effect the exchange from their mortgage fund shares to Berkshire Income Realty's Preferred Stock.

Berkshire Income Realty is a newly formed REIT whose objective is to acquire, own and operate multi-family residential properties. In making this offer, we are seeking to provide investors with an opportunity to exchange all or part of the interests in their mortgage fund for a preferred security in a newly organized REIT. This preferred security will be issued by us, a REIT having substantially different assets, objectives, and ownership structure from the mortgage funds. The dividend, liquidation rights and trading liquidity will also be substantially different from those of the interests in the mortgage funds. Investors will not be required to pay any commissions or transfer fees in

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connection with the exchange of their mortgage fund investment for our 9% Series
A Cumulative Redeemable Preferred Stock. If they choose not to participate, they will remain a unitholder in their mortgage fund. The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on February 20, 2003, unless extended.

For your information, we have enclosed a brochure highlighting the terms of this offer. The prospectus is available on our website at www.kruppfunds.com. If your clients need additional copies of the prospectus or letter of transmittal, copies may be obtained from us, at our expense, by calling us at the number below.

The offer is scheduled to close in the first quarter of 2003, at which time it is expected that our 9% Series A Cumulative Redeemable Preferred Stock will be trading on the American Stock Exchange. You may also want to consider this investment for your other clients at that time.

Should you have any questions, please contact us at 1-866-335-7877 and we will be happy to assist you.

Very truly yours,



BERKSHIRE INCOME REALTY, INC.